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                 May 20, 2024

       Michael Winston
       Interim Chief Executive Officer
       Jet.AI Inc.
       10845 Griffith Peak Dr.
       Suite 200
       Las Vegas, NV 89135

                                                        Re: Jet.AI Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 13, 2024
                                                            File No. 333-279385

       Dear Michael Winston:

              Our initial review of your registration statement indicates that it fails in material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form.

               More specifically, we note that Jet.AI Inc. has not provided an audit report and audit consent related to the financial statements covering its fiscal year-end of December 31, 2022.
       Please file an amendment that contains an audit report and audit consent related to the financial statements as of and for the year ended December 31, 2022 signed by a qualified, independent accountant that is permitted to appear and practice before the Commission.

              We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

              Please contact Cheryl Brown, Staff Attorney, at 202-551-3905 or Liz Packebusch, Staff
       Attorney, at 202-551-8749 with any questions.





                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              Kate Bechen